UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

EAGLE POINT CREDIT COMPANY INC.

(Name of Issuer)

common stock, par value $0.001 per share

(Title of Class of Securities)

269808 101

(CUSIP Number)

Jacqueline Giammarco

Stone Point Capital LLC

20 Horseneck Lane

Greenwich, CT 06830

(203) 862-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269808101	13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS Trident Capital IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,822,728

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,822,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 269808101	13D	Page 3 of 6

1	NAMES OF REPORTING PERSONS Trident ECC Aggregator LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,822,728

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,822,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 269808101	13D	Page 4 of 6

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Shares”), of Eagle Point Credit Company Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 600 Steamboat Road, Suite 202, Greenwich, CT 06830.

Item 2.	Identity and Background.

This Schedule 13D is filed jointly on behalf of Trident Capital IX, L.P. (“Trident Capital IX”) and Trident ECC Aggregator LP (“Aggregator”) (collectively, the “Reporting Persons”). Trident Capital IX is a Cayman Islands limited partnership and Aggregator is a Delaware limited partnership. The principal business and principal office address of each Reporting Person is 20 Horseneck Lane, Greenwich, CT 06830. The principal business of each of Trident Capital IX and Aggregator is investing in the securities of companies operating in the financial services industry.

The sole general partner of Aggregator is Trident Capital IX. As the general partner, Trident Capital IX holds investment power with respect to the Common Shares that are, or may be deemed to be, beneficially owned by Aggregator. Voting rights with regard to the Common Shares held by Aggregator have been passed through to the direct and indirect limited partners of Aggregator and certain of its affiliated investment funds.

During the last five years none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the general partners, executive officers or controlling persons of any Reporting Person has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the Common Shares herein reported as being beneficially owned by the Reporting Persons were acquired by Aggregator pursuant to and subject to the terms and conditions of the contribution agreement entered into on March 31, 2023 (the “Contribution Agreement”), whereby Trident V, L.P. (“Trident V”), Trident V Parallel Fund, L.P. (“Trident V Parallel”) and Trident V Professionals Fund, L.P. (“Trident V Professionals” and collectively, the “Trident V Funds”) contributed an aggregate of 5,822,728 Common Shares to Aggregator in exchange for equity interests in Aggregator. Such contribution and exchange were undertaken in connection with the transfer of substantially all of the economic interests in the Common Shares from the Trident V Funds to certain investment funds affiliated with Trident Capital IX for a total purchase price of $57,560,981. Such purchase was funded using working capital.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference herein.

Each of the Reporting Persons acquired the Common Shares held by it for investment purposes.

Although no Reporting Person currently has any specific plan or proposal to acquire additional Common Shares or dispose its Common Shares or to acquire or dispose of any securities exercisable for or convertible into Common Shares, each Reporting Person, consistent with its investment purpose, at any time and from time to time may directly or indirectly acquire additional Common Shares or associated rights or securities exercisable for or convertible into Common Shares or dispose of any or all of its Common Shares or its associated rights or securities exercisable for or convertible into Common Shares (including, without limitation, distributing some or all of such securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable), depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

In addition, Aggregator, solely in its capacity as a stockholder of the Issuer, and Trident Capital IX, on behalf of Aggregator, as its direct general partner, may engage in communications with one or more other stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board of Directors of Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in such capacities, may discuss ideas that, if effected, may relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

CUSIP No. 269808101	13D	Page 5 of 6

Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

Aggregator is the record owner of 5,822,728 Common Shares, representing 10.6% of the Issuer’s outstanding common stock as of December 31, 2022, and has shared dispositive power with respect to such Common Shares. Voting rights with regard to such Common Shares held by Aggregator have been passed through to the direct and indirect limited partners of Aggregator and certain of its affiliated investment funds. In its capacity as sole general partner of Aggregator, Trident Capital IX shares dispositive power with respect to, and may be deemed to beneficially own, all of the Common Shares directly owned by Aggregator.

The general partners of Trident Capital IX are five single member limited liability companies that are owned by individuals who are members of Stone Point Capital LLC and comprise the investment committee of Trident Capital IX (Charles A. Davis, James D. Carey, David J. Wermuth, Nicolas D. Zerbib and Stephen Friedman). Each of the single member limited liability companies and the related individuals that is a general partner of, or a member of the investment committee of, Trident Capital IX expressly disclaims beneficial ownership of the Common Shares that are, or may be deemed to be, beneficially owned by Aggregator and Trident Capital IX. This report shall not be construed as an admission that such persons are the beneficial owners of Common Shares for any purpose.

Other than the transactions reported in Item 3, each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in Common Shares during the past 60 days.

Item 6.	Contracts, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer.

Voting rights with regard to the Common Shares held by Aggregator have been passed through to the direct and indirect limited partners of Aggregator and certain of its affiliated investment funds.

The description of the Contribution Agreement set forth in Item 3 is hereby incorporated herein by reference.

The foregoing description is qualified in its entirety by reference to the complete text of the Contribution Agreement, which is attached hereto as Exhibit B and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

A	Joint Filing Agreement, dated April 4, 2023.

B	Contribution Agreement, dated March 31, 2023, by and among Trident V, L.P., Trident V Parallel Fund, L.P., Trident V Professionals Fund, L.P. and Trident ECC Aggregator LP.

CUSIP No. 269808101	13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2023

TRIDENT CAPITAL IX, L.P.

By:	DW Trident GP, LLC, as its general partner

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT ECC AGGREGATOR LP

By:	Trident Capital IX, L.P., as its general partner

By:	DW Trident GP, LLC, as its general partner

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President